FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of Q1 2013 Earnings Presentation.

2

May 2013 1st Quarter 2013 Earnings Webcast

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-
looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the
Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects”
in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

3 Agenda Q1 2013 Results Financial Situation La Plata Refinery Incident Summary 1 2 3 4

Q1 2013 Results Highlights
Revenues reached ARS 18.6 bn (+25.5% vs. Q1 2012)
Operating income was ARS 2.5 bn (+1.3% vs. Q1 2012); Net income was ARS 1,258 million (-2.8% vs. Q1 2012)
EBITDA  reached ARS 5.4bn (+20.7% vs. Q1 2012)
Total capex topped ARS 4.2 bn (+100.8% vs. Q1 2012)
Crude oil production 226.3 Kbbl/d (-0.7% vs. Q1 2012)
Natural gas production 31.4 Mm3/d (-3.7% vs. Q1 2012)
High utilization rates in our refineries (90%, 8.7% higher than Q1 2012)
Marketshare: gasoline 56% and diesel 58.7%
Successful issuance of ARS 2 bn notes in the argentine financial market

5 Q1 2013 Operating Income In million of ARS Slight increase of operating income (+1.3% vs Q1 2012) driven by higher revenues (25.5% vs. Q1 2012)

6 Q1 2013 Operating income In million of ARS Higher Downstream earnings were partially offset by lower Upstream and Controlled Companies earnings

7 Q1 2013 Upstream Results In million of ARS Upstream operating income was ARS 1,872 million, mainly due to higher expenses related to construction contracts, repair and maintenance services

Q1 2013 Upstream Results - Production
Crude oil production (kbbl/d)
Downward trend in production from previous years continues to be reverted
Natural gas production (Mm³/d)
-0.7% -3.7%
March ’13:
228.4 Kbbl/d
March ’13:
32.3 Mm3/d

9 Q1 2013 Downstream Results In million of ARS Higher prices (ARS 1,936 million) and higher volumes (ARS 649 million) of gasoline and diesel had a favorable impact on the downstream earnings

10 Q1 2013 Downstream Results - Sales Refinery throughput (kbbl/d) Higher utilization rates and strong demand led to an increase in sales of petroleum products of 7.4% Sales of refined products (Km3)

Q1 2013 Capex
(1)
1. Economic capex figures as expressed in Exhibit A of Q1 2013 YPF financial statements.
Downstream
Upstream
Progress of the new coke unit at
the La Plata refinery and the
Continuous Catalytic Reformer
at our chemical complex in
Ensenada.
Higher investments mostly in
Neuquina basin (Loma La Lata,
Aguada Toledo - Sierra Barrosa
and Octógono) and Golfo San
Jorge basin (Manantiales Behr
and El Trebol).

12 Agenda Q1 2013 Results 1 Financial Situation 2 La Plata Refinery Incident 3 Summary 4

Highlights Q1 2013 - Financial Results (cont.)
In million of ARS
(1) Includes effect of changes in exchange rates  / (2) Effective spendings in fixed assets acquisitions during the year
Notes Amount Interest Rate Maturity
Series XIII
(Q1 2013)
ARS 500M
BADLAR+279bps
72 months
Series XIV
(Q1 2013)
ARS 300M 19% 12 months
Series XV
(Q1 2013)
USD 229.8M 2.5% 21 months
Series XVII
(Q2 2013)
ARS 2,250M
BADLAR+225bps
84 months
Series XVI
(Q2 2013)
ARS 300M 19% 12 months
Series XVIII
(Q2 2013)
USD 61M 0.1% 24 months
Series XIX
(Q2 2013)
USD 89M 1.29% 48 months
Successfully financed increased capex with issuance of ARS 2bn notes in the local market during Q1
2013 (ARS 5.3bn up to date, totaling ARS 14.7bn since Q2 2012), while maintaining a cash cushion and improving debt profile.

14 Agenda Q1 2013 Results 1 Financial Situation 2 La Plata Refinery Incident 3 Summary 4

15 15
La Plata refinery (CILP) incident
Emergency Crude processing normalization New coke unit
CILP Capacity before
incident (189 Kbbl/d)
Top D starts
Top IV starts
Top C starts
Week 1
Week 0
Week 9 Weeks 2 - 8 2015
208 Kbbl/d
• On April 2 CILP caught fire as a consequence of unprecedented flooding, damaging
Topping C and Coker A Unit.
• A week later CILP was processing 100 Kbbl/d. In approximately 30 days CILP will be running at 150 Kbbl/d.
• YPF has insurance policy for both physical damage and business interruption.
CILP Capacity after
incident (150 Kbbl/d)
New Coke starts

16 Agenda Q1 2013 Results 1 Financial Situation 2 La Plata Refinery Incident 3 Summary 4

Summary
• Increase of operating income due to higher gasoline and diesel average price and stronger volumes marketed which were offset by heavier operating costs for the quarter
• Additional income generated by increased natural gas well head price (ARS 432 million), which reached 3.73 USD/Mmbtu vs. 2.73 USD/Mmbtu in Q1 2012 36.6%
• Production downtrend from previous years keeps being reverted (+0.5% vs. Q4 2012 in crude oil production)
• Vaca Muerta pilot project in line; 12 active rigs drilling in north Loma La Lata
• On May 3 announced indirect control of Metrogas (70% ownership)
• As of today cash of approximately ARS 5.3bn

1st Quarter 2013 Earnings Webcast Questions and Answers

May 2013 1st Quarter 2013 Earnings Webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer